WISHBONE PET PRODUCTS INC.

2857 Sherwood Heights Drive

Oakville, Ontario
Telephone: 1-888-414-6832

July 31, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Dear Sirs:

Re:	Post-Effective Amendment to Form S-1
File No. 333-183839

Further to your request, we hereby acknowledge the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.	we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President